Exhibit 1
U.S. GAAP
February 6, 2006
Condensed Statements of Consolidated Financial Results
For the Nine Months Ended December 31, 2005

Company Name:	NISSIN CO., LTD. (URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director & Executive Officer

Inquiries:	Hitoshi Higaki, Senior Managing Director & Executive Officer (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Nine Months Ended December 31, 2004 and 2005, and for the Year Ended March 31, 2005
1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Nine Months Ended December 31,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2004	Change	2005	Change	2005	Change

Gross revenue	¥30,046	(0.17)%	¥33,151	10.33%	¥38,539	(5.63)%
Income before income taxes	10,538	32.72	12,030	14.16	11,908	11.72
Net income	6,307	39.66	7,094	12.48	7,262	19.50

	Yen
	Nine Months Ended December 31,		Year Ended March 31,
	2004	2005	2005

Net income per share:
Basic	¥5.18	¥5.58	¥5.95
Diluted	4.70	5.19	5.41

Notes:	(1)	Net income from equity-method affiliates was ¥57 million for the nine months ended December 31, 2004, ¥29 million for the nine months ended December 31, 2005, and net losses from equity-method affiliates were ¥92 million for the year ended March 31, 2005.

	(2)	The weighted-average number of outstanding shares was 1,218,070,108 shares for the nine months ended December 31, 2004, 1,271,789,370 shares for the nine months ended December 31, 2005, and 1,220,827,946 shares for the year ended March 31, 2005.

	(3)	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on November 18, 2005, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.
2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	December 31,		March 31,
	2004	2005	2005

Total assets	¥211,765	¥315,534	¥228,401
Shareholders’ equity	62,068	79,097	66,971
Shareholders’ equity per share (Yen)	50.74	58.50	53.98
Shareholders’ equity ratio (%)	29.31%	25.07%	29.32%

Notes:	(1)	There were 1,223,240,433 outstanding shares at December 31, 2004, 1,352,092,003 outstanding shares at December 31, 2005, and 1,240,755,068 outstanding shares at March 31, 2005.

	(2)	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on November 18, 2005, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.
3.	Consolidated Cash Flows

	Millions of Yen
	Nine Months Ended December 31,		Year Ended March 31,
	2004	2005	2005

Net cash provided by operating activities	¥10,019	¥16,641	¥14,686
Net cash provided by (used in) investing activities	3,791	(87,084)	(12,546)
Net cash (used in) provided by financing activities	(7,416)	67,928	3,335
Cash and cash equivalents at end of period	26,637	23,311	25,709

U.S. GAAP
4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	25 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	9 companies
5.	Change in the Scope of Consolidation and Application of the Equity Method for the Nine Months Ended December 31, 2005

Newly consolidated subsidiaries:	12 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	1 company
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1. CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
     (1) Results for the Three Months Ended December 31, 2004 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	December 31,			December 31,
	2004	2005	Change	2005

Interest income:
Loans	¥6,949	¥7,573	¥ 624	$64,140
Other	721	1,355	634	11,476

Total interest income	7,670	8,928	1,258	75,616

Interest expense:
Borrowings	726	628	(98)	5,319
Other	46	132	86	1,118

Total interest expense	772	760	(12)	6,437

Net interest income	6,898	8,168	1,270	69,179

Provision for loan losses, net	1,642	2,016	374	17,074

Net interest income after provision for loan losses	5,256	6,152	896	52,105

Non-interest income:

(Losses) gain on sale and impairment of investment securities, net	(329)	72	401	610
Losses on change of interest in subsidiaries, net	(173)	—	173	—
Guarantee fees received, net	97	128	31	1,084
Equity income in affiliates, net	32	10	(22)	85
Rents, dividends and other	625	1,429	804	12,102

Total non-interest income	252	1,639	1,387	13,881

Non-interest expense:
Salaries and employee benefits	1,501	1,773	272	15,017
Occupancy, furniture and equipment	568	631	63	5,344
Advertising	26	184	158	1,558
Other general and administrative expenses	1,612	1,268	(344)	10,739
Losses on sale and disposal of long-lived assets, net	2	94	92	796
Other	46	250	204	2,118
Minority interests	38	120	82	1,016

Total non-interest expense	3,793	4,320	527	36,588

Income before income taxes	1,715	3,471	1,756	29,398

Income taxes	908	1,277	369	10,816

Net income	¥ 807	¥2,194	¥1,387	$18,582

Per share data	Yen			U.S. Dollars (Note 1)

Net income — basic	¥ 0.66	¥ 1.68		$ 0.01
— diluted	0.60	1.59		0.01

Weighted average shares outstanding	Thousands of Shares

Basic	1,222,368	1,306,060
Diluted	1,352,738	1,382,510
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
     (2) Results for the Nine Months Ended December 31, 2004 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Nine Months Ended			Nine Months Ended
	December 31,			December 31,
	2004	2005	Change	2005

Interest income:
Loans	¥22,086	¥21,719	¥ (367)	$183,950
Other	2,442	3,247	805	27,501

Total interest income	24,528	24,966	438	211,451

Interest expense:
Borrowings	2,262	1,911	(351)	16,185
Other	114	338	224	2,863

Total interest expense	2,376	2,249	(127)	19,048

Net interest income	22,152	22,717	565	192,403

Provision for loan losses, net	6,144	6,645	501	56,280

Net interest income after provision for loan losses	16,008	16,072	64	136,123

Non-interest income:
Gain on sale of loans receivable	3,327	—	(3,327)	—
(Losses) gain on sale and impairment of investment securities, net	(852)	3,877	4,729	32,836
Gain (losses) on change of interest in subsidiaries, net	1,343	(43)	(1,386)	(364)
Guarantee fees received, net	181	316	135	2,676
Equity income in affiliates, net	57	29	(28)	246
Rents, dividends and other	1,462	4,006	2,544	33,929

Total non-interest income	5,518	8,185	2,667	69,323

Non-interest expense:
Salaries and employee benefits	4,881	5,195	314	43,999
Occupancy, furniture and equipment	1,656	1,930	274	16,346
Advertising	95	533	438	4,514
Other general and administrative expenses	4,124	3,732	(392)	31,608
Losses on sale and disposal of long-lived assets, net	30	127	97	1,076
Other	121	317	196	2,685
Minority interests	81	393	312	3,329

Total non-interest expense	10,988	12,227	1,239	103,557

Income before income taxes	10,538	12,030	1,492	101,889

Income taxes	4,231	4,936	705	41,806

Net income	¥ 6,307	¥ 7,094	¥ 787	$ 60,083

Per share data	Yen			U.S. Dollars (Note 1)

Net income — basic	¥ 5.18	¥ 5.58		$ 0.05
— diluted	4.70	5.19		0.04

Weighted average shares outstanding	Thousands of Shares

Basic	1,218,070	1,271,789
Diluted	1,350,154	1,373,632
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2.	CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31, 2005	December 31, 2005	Change	December 31, 2005

	(Audited)	(Unaudited)		(Unaudited)
ASSETS

Cash and cash equivalents	¥25,709	¥23,311	¥(2,398)	$197,434
Restricted cash	846	2,244	1,398	19,006
Loans receivable, net	146,119	200,343	54,224	1,696,815
Purchased loans receivable, net	13,581	20,866	7,285	176,726
Interest receivable	831	1,024	193	8,673
Investment securities	28,443	40,472	12,029	342,780

Property and equipment:
Land	356	826	470	6,996
Buildings and structures	1,264	2,283	1,019	19,336
Equipment and software	5,756	6,270	514	53,104

	7,376	9,379	2,003	79,436
Accumulated depreciation and amortization	(2,091)	(2,897)	(806)	(24,536)

	5,285	6,482	1,197	54,900

Investment in affiliates	514	555	41	4,701

Deferred income taxes	333	632	299	5,353

Other assets	6,740	19,605	12,865	166,044

Total assets	¥228,401	¥315,534	¥87,133	$2,672,432

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥12,600	¥51,983	¥39,383	$440,273
Accrued income taxes	716	3,364	2,648	28,492
Accrued expenses	497	684	187	5,793
Long-term borrowings	136,844	166,643	29,799	1,411,392
Capital lease obligations	1,683	1,393	(290)	11,798
Accrued retirement benefits	330	791	461	6,699
Deferred income taxes	4,439	3,609	(830)	30,567
Other liabilities	3,175	5,775	2,600	48,911

Total liabilities	160,284	234,242	73,958	1,983,925

Minority interests	1,146	2,195	1,049	18,591

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	7,779	11,583	3,804	98,103
Additional paid-in capital	9,836	14,151	4,315	119,853
Retained earnings	44,313	48,836	4,523	413,619
Cumulative other comprehensive income	8,086	6,722	(1,364)	56,932
Less treasury stock, at cost	(3,043)	(2,195)	848	(18,591)

Total shareholders’ equity	66,971	79,097	12,126	669,916

Total liabilities and shareholders’ equity	¥228,401	¥315,534	¥87,133	$2,672,432

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	Nine Months Ended		Nine Months Ended
	December 31,		December 31,
	2004	2005	2005

Operating Activities
Net income	¥6,307	¥7,094	$60,083
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	6,144	6,645	56,280
Depreciation and amortization	751	964	8,165
Amortization of debt issuance costs	185	145	1,228
Amortization of loan origination costs	531	330	2,795
Gain on sale of loans receivable	(3,327)	—	—
Losses (gain) on sale and impairment of investment securities, net	852	(3,877)	(32,836)
Losses on sale and disposal of long-lived assets, net	30	127	1,076
(Gain) losses on change of interest in subsidiaries, net	(1,343)	43	364
Equity income in affiliates, net	(57)	(29)	(246)
Minority interests	81	393	3,329
Changes in assets and liabilities:
Interest receivable	227	(169)	(1,431)
Accrued income taxes and expenses	(1,213)	2,778	23,528
Other liabilities	851	2,197	18,607

Net cash provided by operating activities	10,019	16,641	140,942

Investing Activities
Proceeds from sale of loans receivable	32,697	—	—
Loans receivable, net of principal collections	(6,224)	(54,011)	(457,449)
Purchases of distressed loans	(9,848)	(13,853)	(117,329)
Proceeds from principal collections of distressed loans	2,697	4,734	40,095
Proceeds from sale of distressed loans	—	700	5,929
Purchases of investment securities	(8,863)	(17,633)	(149,344)
Proceeds from sale of investment securities	577	7,361	62,344
Purchases of property and equipment	(1,332)	(1,441)	(12,205)
Proceeds from sale of property and equipment	19	21	178
Investment in affiliates	(151)	(5)	(42)
Net decreases in cash from acquisition of new subsidiaries	(764)	(554)	(4,692)
Other changes in other assets	(5,017)	(12,403)	(105,048)

Net cash provided by (used in) investing activities	3,791	(87,084)	(737,563)

Financing Activities
Deposit of restricted cash	(762)	(1,398)	(11,840)
Proceeds from short-term borrowings	25,952	78,300	663,166
Repayments of short-term borrowings	(17,709)	(40,057)	(339,265)
Proceeds from long-term borrowings	42,950	84,919	719,226
Repayments of long-term borrowings	(58,710)	(52,142)	(441,619)
Payments of capital lease obligations	(620)	(461)	(3,904)
Proceeds from exercise of stock warrants	54	—	—
Stock issuance cost	(12)	(72)	(610)
Purchases of treasury stock	(1)	(2)	(17)
Proceeds from sales of treasury stock	610	1,451	12,289
Dividends paid	(1,300)	(2,670)	(22,614)
Proceeds from issuance of new shares by subsidiaries	2,132	60	508

Net cash (used in) provided by financing activities	(7,416)	67,928	575,320

Effect of exchange rate changes on cash and cash equivalents	—	117	991
Net increase (decrease) in cash and cash equivalents	6,394	(2,398)	(20,310)
Cash and cash equivalents at beginning of period	20,243	25,709	217,744

Cash and cash equivalents at end of period	¥26,637	¥23,311	$197,434

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN and its subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in one month to two years.

Other: Collateralized lease financing, credit enhancements through guarantees, and other lending services.
On June 1, 2004, NISSIN sold most of its consumer loans receivable to Orient Credit Co., Ltd. for ¥32,697 million. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans.
The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, which formerly operated as a business consultant, obtained a leasing license in China on September 14, 2005 and began operating its leasing business upon changing its business name to Matsuyama Nissin Leasing (Shanghai) Co., Ltd. In addition, Matsuyama Nissin Leasing (Shanghai) Co., Ltd. increased its capital to $12 million through additional investments of $2 million by NISSIN on December 20, 2005. The functional currency of Matsuyama Nissin Leasing (Shanghai) Co., Ltd. is Chinese Yuan Renminbi (CNY).
On November 29, 2005, NISSIN invested ¥1,446 million ($12,247 thousand) to acquire 69.3% of the issued shares of Aprek Co., Ltd. (“APREK”), a JASDAQ-listed company, through a cash tender offer. APREK provides business financing primarily to owners of small and medium-sized enterprises and sole proprietors in the Kyushu region. Since both NISSIN and APREK are targeting mainly owners of small to medium-sized enterprises, it is anticipated this acquisition will bring enormous synergy to both companies, by providing real estate-related services, corporate revitalization-related services, and venture enterprises support services, to customers of APREK in the Kyushu region. The Company began consolidating the results of operations of APREK from November 29, 2005. The Company accounted for the acquisition as a purchase using the accounting standards established in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”, and SFAS No. 142 “Goodwill and Other Intangible Assets”. The excess amount between the acquisition price and the estimated fair value of the net assets acquired was insignificant.

U.S. GAAP

During the nine months ended December 31, 2005, the Company utilizes special purpose entities (“SPEs”) mainly for the purpose of acquisition and development of real estate. These entities were tested for consolidation in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities,” and the Company determined that eight SPEs were within the scope of FIN 46(R). Therefore, these SPEs were consolidated by the Company.
Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is considered a sale and recognized as earnings.
In addition, on September 16, 2004, Nissin Servicer Co., Ltd. (“SVC”), a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public.
Consequently, NISSIN’s interest in SVC has been diluted to 74.6% as of December 31, 2005. The Company recognized net gains of ¥1,343 million for the nine months ended December 31, 2004 and losses of ¥47 million ($398 thousand) for the nine months ended December 31, 2005 in respect of its investment in SVC, which was recorded as gains or losses on change of interest in subsidiaries, net, in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in SVC.
NISSIN and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2005 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on December 31, 2005, which was ¥118.07 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
Certain reclassifications have been made to conform to the current period presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.

U.S. GAAP

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Interest Income from Loans Receivable and Loan Origination Costs
Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty months as of December 31, 2005.
(b)	Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:
Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

U.S. GAAP

(c)	Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses established on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2005 and December 31, 2005, ¥836 million and ¥956 million ($8,097 thousand) in carrying value of loans was accounted for under the level yield method, respectively.
(d)	Investment Securities
The Company’s investment securities are classified as “available-for-sale” in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other-than-temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be “other-than-temporary”. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other-than-temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.
(e)	Guarantees
The Company accounts for guarantees in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis. The Company recognized reserves for guarantee losses of ¥371 million and ¥591 million ($5,006 thousand) at March 31, 2005 and December 31, 2005, respectively, which is included in “Other liabilities” on the accompanying consolidated balance sheets.

U.S. GAAP

Moreover, in the event of a borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record corresponding receivables from the borrower, which is offset by an allowance for deemed uncollectible amounts. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.
(f)	Treasury Stock
Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(g)	Earnings Per Share (“EPS”)
Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed stock splits as follows:

Stock Split Ratio	Effective Date
2-for-1	May 20, 2004
2-for-1	November 19, 2004
1.2-for-1	May 20, 2005
2-for-1	November 18, 2005
All share information disclosed has been retroactively adjusted to reflect such stock splits.
3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of SFAS No. 123-R to the beginning of annual reporting period that begins after June 15, 2005. The Company is currently determining the effect of the adoption of SFAS No.123-R on the Company’s consolidated financial statements.
4.	LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2005 and December 31, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Small business owner loans	¥58,961	¥64,979	¥6,018	$550,343
Wide loans	47,604	42,147	(5,457)	356,966
Business Timely loans	20,862	24,486	3,624	207,385
Consumer loans	2,827	3,001	174	25,417
Secured loans	18,812	65,275	46,463	552,850
Other loans	6,296	10,947	4,651	92,717

Total loans outstanding	155,362	210,835	55,473	1,785,678
Allowance for loan losses	(10,034)	(10,554)	(520)	(89,388)
Deferred origination costs	791	62	(729)	525

Loans receivable, net	¥146,119	¥200,343	¥54,224	$1,696,815

U.S. GAAP

5.	ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the nine months ended December 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Balance at beginning of period	¥13,528	¥10,034	¥(3,494)	$84,983
Provision for loans receivable on sold loans	(3,327)	—	3,327	—
Provision for loan losses	5,674	5,904	230	50,004
Increase in allowance for loan losses by acquisition of a consolidated subsidiary	—	330	330	2,795
Charge-offs, net of recoveries	(6,246)	(5,714)	532	(48,394)

Balance at end of period	¥9,629	¥10,554	¥925	$89,388

6.	INTEREST INCOME
The following is a summary of interest income from loans receivable for the nine months ended December 31, 2004 and 2005:

				Thousands of U.S.
	Millions of Yen			Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Small business owner loans	¥8,334	¥8,257	¥(77)	$69,933
Wide loans	8,028	6,491	(1,537)	54,976
Business Timely loans	3,654	4,227	573	35,801
Consumer loans	1,795	533	(1,262)	4,514
Secured loans	636	1,699	1,063	14,390
Other loans	170	842	672	7,131

Total interest revenue from loans receivable	22,617	22,049	(568)	186,745
Less amortization of loan origination costs	(531)	(330)	201	(2,795)

Interest income from loans receivable	22,086	21,719	(367)	183,950
Interest income from purchased loans and other	2,442	3,247	805	27,501

Total interest income	¥24,528	¥24,966	¥438	$211,451

7.	PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans are ¥1,097,289 million and ¥1,430,187 million ($12,113,043 thousand) as of March 31, 2005 and December 31, 2005, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2005 and December 31, 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Purchased loans outstanding	¥14,863	¥22,483	¥7,620	$190,421
Allowance for loan losses	(1,282)	(1,617)	(335)	(13,695)

Purchased loans receivable, net	¥13,581	¥20,866	¥7,285	$176,726

U.S. GAAP

The following is summary information with respect to purchased loans receivable for the nine months ended December 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Purchased loans receivable:
Balance at beginning of period	¥5,059	¥14,863	¥9,804	$125,883
Purchases	9,848	13,853	4,005	117,329
Principal collections (A)	(2,697)	(5,127)	(2,430)	(43,423)
Sales (B)	—	(700)	(700)	(5,929)
Charge-offs	(75)	(406)	(331)	(3,439)

Balance at end of period	12,135	22,483	10,348	190,421
Allowance for loan losses:
Balance at beginning of period	717	1,282	565	10,858
Provision for loan losses	470	741	271	6,276
Charge-offs	(75)	(406)	(331)	(3,439)

Balance at end of period	1,112	1,617	505	13,695

Purchased loans receivable, net	¥11,023	¥20,866	¥9,843	$176,726

(A)	Including payment in kind of ¥393 million ($3,328 thousand) for the nine months ended December 31, 2005.

(B)	Sold to an equity-method affiliate. The Company did not incur any gains or losses from this transaction.
During the nine months ended December 31, 2004 and 2005, interest income from purchased loans receivable was ¥2,347 million and ¥3,169 million ($26,840 thousand), respectively.
In addition, in the event of borrower’s delinquency, the Company may foreclose on borrower’s loan collateral. Collateral obtained by the Company is held for sale and included in “Other assets” on the accompanying consolidated balance sheets.
8.	OTHER ASSETS
Other assets as of March 31, 2005 and December 31, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Real estate for sale	¥1,136	¥9,129	¥7,993	$77,318
Other	5,604	10,476	4,872	88,726

Total other assets	¥6,740	¥19,605	¥12,865	$166,044

9.	SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2005 and December 31, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Bank loans	¥9,017	¥27,851	¥18,834	$235,886
Commercial paper	3,500	24,000	20,500	203,269
Discounted notes	83	132	49	1,118

Total short-term borrowings	¥12,600	¥51,983	¥39,383	$440,273

Interest rates on bank loans as of March 31, 2005 and December 31, 2005 are fixed under contracts ranging from 0.964% to 2.200% and from 1.000% to 5.022%, with the weighted average interest rates of these bank loans being 1.567% and 1.151%, respectively. Interest rates on commercial paper as of March 31, 2005 and December 31, 2005 ranged from 0.295% to 0.450% and from 0.170% to 0.670%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2005 and December 31, 2005 are 0.384% and 0.430%, respectively. Interest rates on all discounted notes as of March 31, 2005 and December 31, 2005 are 2.375%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

U.S. GAAP

Long-term borrowings as of March 31, 2005 and December 31, 2005 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

2.35% unsecured bonds, due November 1, 2005	¥5,000	¥—	¥(5,000)	$—
1.90% unsecured bonds, due July 31, 2006	500	500	—	4,235
0.45% unsecured bonds, due September 27, 2006	500	500	—	4,235
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,235
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,235
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	63,521
0.75% unsecured bonds, due September 19, 2008	210	180	(30)	1,525
1.17% unsecured bonds, due June 20, 2008	—	7,500	7,500	63,521
1.08% unsecured bonds, due September 16, 2008	—	10,000	10,000	84,695
1.70% unsecured convertible bonds, due September 29, 2006 (A)	8,942	1,352	(7,590)	11,451

Total bonds	23,652	28,532	4,880	241,653

Loans from banks and other financial institutions (B)	113,192	138,111	24,919	1,169,739
Total long-term borrowings	¥136,844	¥166,643	¥29,799	$1,411,392

(A)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥81.80 ($0.69) per share of common stock. Until December 31, 2005, convertible bonds totaling ¥8,648 million ($73,245 thousand) were converted to 105,723 thousand shares of common stock.

(B)	NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2005 and December 31, 2005, entrusted loans outstanding included in loans receivable are ¥9,216 million and ¥5,189 million ($43,949 thousand), respectively, and the related long-term liability recorded in loans from banks and other financial institutions are ¥6,673 million and ¥2,645 million ($22,402 thousand), respectively.
As of March 31, 2005 and December 31, 2005, the weighted average rates of loans from banks and other financial institutions are 1.949% and 1.632%, respectively.
In addition, the total amount of prescribed limits of syndicated loans, overdraft facilities, and loan commitment limits from banks was ¥17,300 million ($146,523 thousand) and the outstanding borrowings within the limits were ¥7,460 million ($63,183 thousand) as of December 31, 2005.
10.	COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2005 and December 31, 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Unfunded credit lines with loans outstanding	¥6,185	¥9,880	¥3,695	$83,679
Unfunded credit lines without loans outstanding	40,805	47,211	6,406	399,856

Total unfunded credit lines	¥46,990	¥57,091	¥10,101	$483,535

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial condition or results of operations.

U.S. GAAP

As discussed in the summary of significant accounting policies, the Company may charge interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the nine months ended December 31, 2004 and 2005, ¥138 million and ¥218 million ($1,846 thousand) in interest income was refunded to borrowers, respectively.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration and other expenses incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:
3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees on loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium-sized corporations.
NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: NISSIN guarantees 10% of borrowings by customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 90 days or more delinquent. Business Card loans are unsecured loans designed for small or medium-sized corporations.

Real Estate Finance: NISSIN guarantees 10% of borrowings by customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which payments are 30 days or more delinquent.
In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and December 31, 2005, the fee rate ranged from 0.500% to 5.000% and 0.375% to 3.500%, with an average fee rate of 1.95% and 1.42%, respectively.
The Company maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” on the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Company records corresponding receivables from borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2005 and December 31, 2005, receivables from payment of guarantees were ¥235 million and ¥536 million ($4,540 thousand), respectively. Those were offset by allowances of ¥208 million and ¥477 million ($4,040 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.

U.S. GAAP

Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. However, during the nine months ended December 31, 2005, NISSIN was released from its obligation as a guarantor for bank loans borrowed by SBF.
As of March 31, 2005 and December 31, 2005, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

	Millions of Yen			Thousands of
				U.S. Dollars
	March 31, 2005	December 31, 2005	Change	December 31, 2005

Guaranteed borrowings	¥7,343	¥10,853	¥3,510	$91,920
Guaranteed accounts receivable	358	934	576	7,911

Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	3,645	—	(3,645)	—
Chuo Mitsui Finance Service Co., Ltd.	150	1,500	1,350	12,704
Reserve for guarantee losses	371	591	220	5,006

During the nine months ended December 31, 2004 and 2005, the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥598	¥987	¥389	$8,359
Guarantees for borrowings of other companies	22	15	(7)	127

Total guarantee fees received	620	1,002	382	8,486
Administrative expenses and other expenses paid	(439)	(686)	(247)	(5,810)

Guarantee fees received, net	¥181	¥316	¥135	$2,676

During the nine months ended December 31, 2004 and 2005, as a result of contractual commitments, the Company paid ¥199 million and ¥420 million ($3,557 thousand), respectively, as a guarantor for the borrowings.
11.	CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive income for the nine months ended December 31, 2004 and 2005 was ¥8,419 million and ¥5,730 million ($48,531 thousand), respectively. The components of other comprehensive income are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Change in net unrealized gains on marketable investment securities	¥2,111	¥(1,484)	¥(3,595)	$(12,569)
Change in unrealized losses on cash flow hedging instruments	1	3	2	25
Change in foreign currency adjustments	—	117	117	992

Total other comprehensive income (losses)	¥2,112	¥(1,364)	¥(3,476)	$(11,552)

12.	SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the nine months ended December 31, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2004	2005	Change	December 31, 2005

Property and equipment obtained under capital leases	¥786	¥181	¥(605)	$1,533
Conversion of convertible bonds	1	7,590	7,589	64,284

U.S. GAAP

13.	SEGMENT INFORMATION
For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment comprises of loan business, which includes small business owner, Wide, Business Timely, consumer, secured and other loans, as well as credit guarantee, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company currently conducts its operating activities mainly in Japan. The Company also conducts activities in China, but these are currently insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Total

Nine months ended December 31, 2004:
Total interest income	¥22,180	¥2,348	¥24,528
Total interest expense	2,287	89	2,376
Provision for loan losses, net	5,674	470	6,144
Net income	5,749	558	6,307

Nine months ended December 31, 2005:
Total interest income	¥21,794	¥3,172	¥24,966
Total interest expense	1,954	295	2,249
Provision for loan losses, net	5,904	741	6,645
Net income	5,453	1,641	7,094

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Total

Nine months ended December 31, 2005:
Total interest income	$184,585	$26,866	$211,451
Total interest expense	16,550	2,498	19,048
Provision for loan losses, net	50,004	6,276	56,280
Net income	46,184	13,899	60,083

14.	SUBSEQUENT EVENTS
None